EXHIBIT 99.3

Mogo Announces Fourth Quarter & Full-Year 2018 Financial Results

Fourth Quarter Core Revenue up 75% year over year to $16.1 Million

Subscription & Services Revenue grows 100% for the Fourth Quarter and 106% for the Year

Fourth Quarter Adjusted EBITDA Increases 107% year over year to a Record $2.1 Million

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, March 12, 2019 – Mogo Finance Technology Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), a digital challenger to Canada’s banks, today announced its financial and operational results for the fourth quarter and full-year ended December 31, 2018.

“In 2018, we made significant progress enhancing our platform and expanding our ecosystem of products to provide Canadians with a range of financial solutions that help them get in control of their financial health, all in one app,” said David Feller, Mogo’s Founder and CEO. “Our record revenue performance, particularly the doubling of our subscription and services revenue, clearly demonstrates the power of our platform and revenue model. The easier we make it for our members to improve their financial health, the more they engage with our products which in turn drives revenue growth. Our strategic priorities for 2019 include the continued expansion of our product offering with the addition of MogoWealth, along with roll out of our new cash back feature for the MogoCard. Related to this, we also plan on continuing to expand our partner ecosystem, as we identify best-in-class product partners to bring to our growing member base.”

“A record fourth quarter closed out a successful year for Mogo, which saw us transform the revenue base of the Company to more than 50% high-margin subscription and services revenue, as well as exit our short-term lending business,” said Greg Feller, President and CFO. “In the fourth quarter, our core revenue increased by 75%, subscription and services revenue grew 100%, the fourth quarter in a row of 100% or greater growth. In addition, our Adjusted EBITDA continues to improve, reaching a quarterly record of $2.1 million in the fourth quarter or 13% of revenue. In 2019, while we will continue to invest in product development, we expect to see continued benefits from operating leverage that will drive increasing cash flow from operations before investment in our loan book.”

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Fourth-Quarter Financial Highlights

•	Total revenue reached a record of $16.1 million, up 21% from $13.3 million in the fourth quarter of 2017.
•	Core revenue, which excludes loan fees related to the legacy short-term loan product that the Company exited in the third quarter of 2018, increased by 75% to $16.1 million, up from $9.2 million in the comparable quarter in 2017.
•	Subscription and services revenue grew by 100% in the fourth quarter of 2018 to $8.2 million and now represents 51% of total revenue.
•	Core average revenue per member (“ARPM”) increased 23% over the fourth quarter of 2017 to $88 per member.
•	Adjusted EBITDA reached a record $2.1 million or 13% of gross revenue, an increase of 107% from the prior year and representing the third quarter in a row of expanding margins.
•	Net loss for the fourth quarter of 2018 was $5.0 million, a 19% decrease compared with $6.1 million, for the fourth quarter of 2017, while net loss per share was $0.22, a decrease of 34% from a net loss per share of $0.33 in the fourth quarter of 2017.
•	Gross loans receivable increased to $101.8 million at quarter end from $95.5 million last quarter.
•	Cash flow from operations before investment in receivables was positive $1.5 million, up from $1.4 million in the fourth quarter of 2017.
•	At December 31, 2018, the Company had $20.4 million in cash and up to an additional $173 million, upon certain conditions, from undrawn facilities available to support future growth.

Full-Year 2018 Financial Highlights

•	Total revenue increased 26% to $61.3 million, despite exiting the short-term lending product in Q3 2018.
•	Core revenue, which excludes loan fees related to the legacy short-term loan product that the Company exited in the third quarter of 2018, increased by 71% to $53.2 million.
•	Subscription and services revenue grew by 106% and represented 50% of Core revenue for 2018.
•	Gross profit increased 18% to $38.9 million (63% of revenue), compared with $32.8 million (67% of revenue) for 2017. The year-over-year decrease in margin percentage reflects the adoption of IFRS 9 in 2018, as well as the strategic exit from short-term lending.
•	Adjusted EBITDA increased by 68% to a record $4.2 million, from $2.5 million in 2017.
•	Net loss for 2018 was $22.0 million, an increase of 12% compared with $19.7 million for 2017, while net loss per share was $0.97 a decrease of 10% from a net loss per share of $1.07 in 2017.

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Fourth-Quarter and Full-Year Business Highlights

•	Active members increased 39% year over year to 756,000 at year end.
•	Expanded into multiple new regions across Canada, making Mogo’s full product suite available in eight provinces and accessible to more than twenty million Canadians.
•	More than $200 million invested in the Mogo platform to date.
•	Continued evolution toward an artificial intelligence (“AI”) centric platform with AI now used in areas such as underwriting and decisioning.
•	Launched MogoCrypto, which represented the Company’s first product in MogoWealth, with new investment options planned for 2019 through strategic partnerships.
•	Enhanced digital loan platform during the second quarter of 2018, resulting in marketing and operational efficiencies.
•	Commenced trading on the NASDAQ Capital Market under the symbol “MOGO” during the second quarter of 2018.
•	Extended the term of our strategic marketing collaboration agreement with Canada’s largest news media company, Postmedia Network Inc., during the second quarter of 2018, for an additional two years to the end of 2020, with an additional minimum media value of $30 million over those two years for fixed quarterly payments of $525,000.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q4 and full-year 2018 financial results at 5:00 p.m. EDT on March 12, 2019. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8688 or (888) 390-0546 using the conference ID 06624020. The webcast can be accessed at http://bit.ly/2SDCkFb or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

1) Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue (total revenue excluding loan fees), contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, charge-off rate, average revenue per member (ARPM), core ARPM, and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the Fourth Quarter and Year Ended December 31, 2018 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

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Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding Mogo’s strategic priorities and expectations for 2019. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2019 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo (TSX: MOGO; NASDAQ: MOGO) — a financial technology company — is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage and control their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 750,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

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